SERVICING AGREEMENT

THIS AGREEMENT is made and entered into as of this ____ day of September, 2015, by and between RIVERNORTH MARKETPLACE LENDING CORPORATION, a Maryland corporation (the “Fund”) and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

WHEREAS, the Fund is a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and is authorized to offer common shares of beneficial interest of the Fund (the “Shares”).

WHEREAS, the Fund and USBFS desire to enter into an agreement pursuant to which USBFS shall provide certain administration and fund accounting services to the Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBFS as Administrator

The Fund hereby appoints USBFS as administrator of the Fund on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.  The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

2.	Services and Duties of USBFS

USBFS shall provide the following administration and fund accounting services to the Fund:

A.	General Fund Management:
(1)	Act as liaison among Fund service providers.

(2)	Supply:
a.	Corporate secretarial services.
b.	Office facilities (which may be in USBFS’, or an affiliate’s, own offices).
c.	Non-investment-related statistical and research data as reasonably required by the Fund.

(3)	Coordinate the Fund’s Board of Directors (the “Board of Directors” or the “Directors”) reasonably required communications, including, but not limited to:
a.	Prepare meeting agendas and resolutions, with the assistance of the Fund’s counsel.

b.	Prepare reports for the Board of Directors based on financial and administrative data.
c.	Evaluate independent auditor.
d.	If requested, secure and monitor fidelity bond and director and officer liability coverage, and make the necessary Securities and Exchange Commission (the “SEC”) filings relating thereto.
e.	If requested, prepare minutes of meetings of the Board of Directors and holders of the Shares (collectively, the “Shareholders”).
f.	Recommend dividend declarations to the Board of Directors and prepare and distribute to appropriate parties notices announcing declaration of dividends and other distributions to Shareholders.
g.	Attend Board of Directors meetings and present materials for Directors’ review at such meetings.

(4)	Audits:
a.	Prepare appropriate schedules and assist independent auditors.
b.	Provide information to the SEC and facilitate audit process.
c.	Provide office facilities.

(5)	Assist in overall operations of the Fund.
(6)	Pay Fund expenses upon written authorization from the Fund.
(7)	Keep the Fund’s governing documents, including its certificate of formation, the Operating Agreement (and amendments thereto) and minute books (“Governing Documents”), but only to the extent such documents are provided to USBFS by the Fund or its representatives for safe keeping.

B.	Compliance:
(1)	Regulatory Compliance:
a.	Monitor compliance with the 1940 Act requirements, including:
(i)	Total return calculations.
(ii)	Maintenance of books and records under Rule 31a-3.

b.	Monitor the Fund's compliance with the policies and investment limitations as set forth in its prospectus/offering memorandum (“Prospectus”) and statement of additional information where relevant information is available (“SAI”).

c.	Perform its duties hereunder in compliance with all applicable laws and regulations and provide any sub-certifications reasonably requested by the each Fund in connection with any certification required of the Fund pursuant to the Sarbanes-Oxley Act of 2002 (the “SOX Act”) or any rules or regulations promulgated by the SEC thereunder.

d.	Monitor applicable regulatory and operational service issues, and update the Board of Directors periodically with respect thereto.

e.	To the extent required under any regulation regarding anti-money laundering that may apply to the Fund, assist the Fund in itsr compliance with the Fund’s anti-money laundering procedures as they pertain to Shareholders.

(2)	SEC Registration and Reporting:
a.	Assist Fund counsel in annual update of the Prospectus and SAI and in preparation of proxy statements as needed.
b.	Prepare and file annual and semiannual Shareholder reports, Form N-SAR, Form N-CSR, and Form N-Q filings. As requested by the Fund, prepare and file Form N-PX filings.
c.	Coordinate the printing, filing and mailing of Prospectuses and Shareholder reports, and amendments and supplements thereto.
d.	File fidelity bond under Rule 17g-1.
e.	File periodic tender offer statements under Rule 13e-4.

(3)	IRS Compliance:
a.	Monitor the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), including without limitation, review of the following:
(i)	Diversification requirements.
(ii)	Qualifying income requirements.
(iii)	Distribution requirements.
b.	Calculate required distributions (including excise tax distributions).

C.	Financial Reporting:
(1)	Provide financial data required by the Prospectus and SAI.
(2)	Prepare financial reports for officers, Shareholders, tax authorities, performance reporting companies, the Board of Directors, the SEC, and independent accountants.
(3)	Compute the yield, total return, expense ratio and portfolio turnover rate of the Fund.
(4)	Monitor the expense accruals and notify the Fund’s management of any proposed adjustments.
(5)	Prepare semi-annual financial statements, which include, without limitation, the following items:
a.	Schedule of Investments.
b.	Statement of Assets and Liabilities.
c.	Statement of Operations.
d.	Statement of Changes in Net Assets.
e.	Cash Statement, if applicable.
f.	Notes to Financial Statements.
(6)	Prepare quarterly broker security transaction summaries.

D.	Portfolio Accounting:

(1)	Maintain portfolio records on a trade date basis using security trade information communicated from the Fund’s investment adviser.

(2)	Identify interest and dividend accrual balances as of each valuation date and calculate gross earnings on investments for each accounting period.

(3)	Determine gain/loss on security sales in accordance with the Governing Documents and identify them as short-term or long-term; account for periodic distributions of gains or losses to Shareholders and maintain undistributed gain or loss balances as of each valuation date.

(4)	Calculate the Management Fee (as that term is defined in the Governing Documents), and monitor for compliance with the expense limitation arrangement as set forth in the Governing Documents.

(5)	For each valuation date, calculate the expense accrual amounts in accordance with the Governing Documents or otherwise as directed by the Fund as to methodology, rate or dollar amount.

(6)	Process and record payments for expenses upon receipt of written authorization from the Fund.

(7)	For each valuation date, determine the net asset value of the Fund according to the accounting policies and procedures set forth in the Governing Documents.

(8)	Reconcile cash and investment balances of the Fund’s custodian.

(9)	Prepare monthly reports which document the adequacy of the accounting detail to support month-end ledger balances.

(10)	Prepare and provide various statistical data relating to the Fund as requested on an ongoing basis, including security transactions listings and portfolio valuations.

E.	Shareholder Accounting:

(1)	Account for capital contributions and withdrawals on a timely basis in accordance with the Governing Documents.

(2)	Calculate per Share net asset value, per Share net earnings, and other per Share amounts reflective of the Fund’s operations at such time as required by the nature and characteristics of the Fund (or as specified in the Governing Documents).

(3)	Communicate, at an agreed upon time, the per Share price for each valuation date.

(4)	Prepare allocations of profit, loss, special and other allocations among the Shareholders in accordance with the allocation methodology identified in the Prospectus.

(5)	Monitor and allocate “new issue” income among the Shareholders in accordance with applicable Financial Industry Regulatory Authority, Inc., rules.

F.	Tax Reporting:

(1)	Provide the Fund’s management and independent accountant with tax reporting information pertaining to the Fund and available to USBFS as required in a timely manner.
(2)	Prepare for the review of the independent accountants and/or the Fund’s management the federal and state tax returns including, without limitation, Form 1120 RIC and applicable state returns including any necessary schedules. USBFS will prepare the annual Fund’s federal and state income tax return filings as authorized by and based on the instructions received by the Fund’s management and/or its independent accountant.
(3)	Calculate the annual excise distribution amounts for the review and approval of the Fund’s management and/or its independent accountant.
(4)	Prepare the Fund’s financial statement tax footnote disclosures for the review and approval of the Fund’s Management and/or its independent accountant.

3.	License of Data; Warranty; Termination of Rights

A.	The valuation information and evaluations being provided to the Fund by USBFS pursuant hereto (collectively, the “Data”) is being licensed, not sold, to the Fund. The Fund has a limited license to use the Data only for purposes necessary to valuing the Fund’s assets and reporting to regulatory bodies (the “License”). The Fund does not have any license or right to use the Data for purposes beyond the intentions of this Agreement including, but not limited to, resale to other users or use to create any type of historical database. The License is non-transferable and not sub-licensable. The Fund’s right to use the Data cannot be passed to or shared with any other entity.

The Fund acknowledges the proprietary rights that USBFS and its suppliers have in the Data.

B.	THE FUND HEREBY ACCEPTS THE DATA AS IS, WHERE IS, WITH NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY OR FITNESS FOR ANY PURPOSE OR ANY OTHER MATTER.

C.	USBFS may stop supplying some or all Data to the Fund if USBFS’ suppliers terminate any agreement to provide Data to USBFS. Also, USBFS may stop supplying some or all Data to the Fund if USBFS reasonably believes that the Fund is using the Data in violation of the License, or breaching its duties of confidentiality provided for hereunder, or if any of USBFS’ suppliers demand that the Data be withheld from the Fund. USBFS will provide notice to the Fund of any termination of provision of Data as soon as reasonably possible.

4.	Pricing of Securities

For each valuation date, USBFS shall obtain prices from a pricing source recommended by USBFS and approved by the Board of Directors and apply those prices to the portfolio positions of the Fund, consistent with the provisions of the Governing Documents.  For those securities where market quotations are not readily available, the Board of Directors shall approve, in good faith, procedures for determining the fair value for such securities.

If the Fund desires to provide a price that varies from the price provided by the pricing source, the Fund shall promptly notify and supply USBFS with the price of any such security on each valuation date.  All pricing changes made by the Fund will be in writing and must specifically identify the securities to be changed by CUSIP, name of security, new price or rate to be applied, and, if applicable, the time period for which the new price(s) is effective.

In the event that the Fund at any time receives Data containing evaluations, rather than market quotations, for certain securities or certain other data related to such securities, the following provisions will apply:  (i) evaluated securities are typically complicated financial instruments.  There are many methodologies (including computer-based analytical modeling and individual security evaluations) available to generate approximations of the market value of such securities, and there is significant professional disagreement about which method is best.  No evaluation method, including those used by USBFS and its suppliers, may consistently generate approximations that correspond to actual “traded” prices of the securities; (ii) methodologies used to provide the pricing portion of certain Data may rely on evaluations; however, the Fund acknowledges that there may be errors or defects in the software, databases, or methodologies generating the evaluations that may cause resultant evaluations to be inappropriate for use in certain applications; and (iii) the Fund assumes all responsibility for edit checking, external verification of evaluations, and ultimately the appropriateness of using Data containing evaluations, regardless of any efforts made by USBFS and its suppliers in this respect.

Notwithstanding anything to the contrary in Section 8 below, as more fully provided in this paragraph, USBFS shall reimburse the Fund and its Shareholders for losses due to NAV Differences (as defined below) arising out of, or relating to, USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  Specifically, USBFS shall reimburse for any net losses during each NAV Error Period (as defined below) resulting from an NAV Difference that is at least $0.01 per Share and that, as a percentage of Recalculated NAV (as defined below) of the Fund, is at least ½ of 1%; provided, however, that USBFS shall not be responsible for reimbursing any Shareholder experiencing a loss during any such NAV Error Period of less than $25.  In providing reimbursement to the applicable Fund and any Shareholder, USBFS shall, at its option, either make direct payment limited to the amount of the NAV Differences for the Fund and any Shareholder, or will reprocess the Shareholder transactions affected by the NAV Differences.  NAV Differences and any liability of USBFS therefrom are to be calculated each time the net asset value per Share is calculated.  For purposes of calculating USBFS’ liability hereunder, gains shall offset losses within each NAV Error Period and future losses; however, net gains shall not be carried back to offset losses in a prior NAV Error Period.  For purposes of this paragraph:

(i)	“NAV Error Period” means any month during which any NAV Difference exists.

(ii)	“NAV Difference” means the difference between the Recalculated NAV and the net asset value per Share at which a given purchase, repurchase or redemption is effected, divided by the Recalculated NAV with respect to such purchase, repurchase or redemption.

(iii)	“Recalculated NAV” means the net asset value per Share at which a Shareholder purchase, repurchase or redemption should have been affected.

5.	Changes in Accounting Procedures

Any changes to the Governing Documents that affect accounting practices and procedures under this Agreement shall be effective upon written receipt of notice and acceptance by USBFS.

6.	Changes in Equipment, Systems, Etc.

USBFS reserves the right to make changes from time to time, as it deems advisable, relating to its systems, programs, rules, operating schedules and equipment, so long as such changes do not adversely affect the services provided to the Fund under this Agreement.

7.	Compensation

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit A hereto (as amended from time to time).  USBFS shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by USBFS in performing its duties hereunder and as are described in Exhibit A hereto.  The Fund shall pay all such fees and reimbursable expenses within 30 calendar days following the receipt of the billing notice, except for any fee or expense subject to a good faith dispute.  The Fund shall use reasonable efforts to notify USBFS in writing within 30 calendar days following receipt of each invoice if the Fund is disputing any amounts in good faith. The Fund shall pay such disputed amounts within 30 calendar days of the day on which the parties agree to the amount to be paid.  With the exception of any fee or expense the Fund is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date.

8.	Representations and Warranties

A.	The Fund hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by the Fund in accordance with all requisite action and constitutes a valid and legally binding obligation of the Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

B.	USBFS hereby represents and warrants to the Fund, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by the USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

9.	Standard of Care; Indemnification; Limitation of Liability

A.	USBFS shall exercise reasonable care in the performance of its duties under this Agreement. USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Fund shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Fund or such other person, the names of whom to be included in a list of authorized persons approved by the Fund and set forth on Exhibit B hereto (as amended from time to time), except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Fund, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

USBFS shall indemnify and hold the Fund harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Fund may sustain or incur or that may be asserted against the Fund  by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Fund” shall include its current and former directors, officers and employees.

Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS.  USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Fund shall be entitled to inspect USBFS’ premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS.  Moreover, USBFS shall provide the Fund, at such times as the Fund may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.	In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification; provided that the indemnitee’s failure to so notify the indemnitor shall not relieve the indemnitor of its responsibility to indemnify the indemnitee. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent
.
C.	In conjunction with the tax services provided to the Fund by USBFS hereunder, USBFS shall not be deemed to act as an income tax return preparer for any purpose including as such term is defined under Section 7701(a)(36) of the IRC, or any successor thereof. Any information provided by USBFS to the Fund for income tax reporting purposes with respect to any item of income, gain, loss, or credit will be performed solely in USBFS’ administrative capacity. USBFS shall not be required to determine, and shall not take any position with respect to whether, the reasonable belief standard described in Section 6694 of the IRC has been satisfied with respect to any income tax item. Each Fund, and any appointees thereof, shall have the right to inspect the transaction summaries produced and aggregated by USBFS, and any supporting documents thereto, in connection with the tax reporting services provided to the Fund by USBFS. USBFS shall not be liable for the provision or omission of any tax advice with respect to any information provided by USBFS to the Fund. The tax information provided by USBFS shall be pertinent to the data and information made available to us, and is neither derived from nor construed as tax advice.

D.	The indemnity and defense provisions set forth in this Section 9 shall indefinitely survive the termination and/or assignment of this Agreement.

10.	Notification of Error

The Fund will notify USBFS of any balancing or control errors caused by USBFS upon the later to occur of:  (i) ten (10) business days after receipt of any reports rendered by USBFS to the Fund; (ii) ten (10) business days after discovery of any error or omission not covered in the balancing or control procedure; or (iii) ten (10) business days after receiving notice from any Shareholder regarding any such balancing or control error.

11.	Data Necessary to Perform Services

The Fund or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

12.	Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund all records and other information relative to the Fund and prior, present, or potential Shareholders of the Fund, and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Fund.  Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to the receipt thereof from the Fund or its agent, shall not be subject to this paragraph.

Further, USBFS will adhere to any privacy policies adopted by the Fund pursuant to Title V of the Gramm Leach Bliley Act, as may be modified from time to time.  In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the each Fund and its Shareholders.  In addition, USBFS has implemented and will maintain an effective information security program reasonably designed to protect information relating to Shareholders (such information, “Personal Information”), which program includes sufficient administrative, technical and physical safeguards and written policies and procedures reasonably designed to (a) insure the security and confidentiality of such Personal Information; (b) protect against any anticipated threats or hazards to the security or integrity of such Personal Information, including identity theft; and (c) protect against unauthorized access to or use of such Personal Information that could result in substantial harm or inconvenience to the Fund or any Shareholder (the “Information Security Program”).  The Information Security Program complies and shall comply with reasonable information security practices within the industry.  Upon written request from the Fund, USBFS shall provide a written description of its Information Security Program. USBFS shall promptly notify the Fund in writing of any breach of security, misuse or misappropriation of, or unauthorized access to, (in each case, whether actual or alleged) any Personal Information (any or all of the foregoing referred to individually and collectively for purposes of this provision as a “Security Breach”).  USBFS shall promptly investigate and remedy, and bear the cost of the measures (including notification to any affected parties), if any, to address any Security Breach. The Custodian shall bear the cost of the Security Breach only if USBFS is determined to be responsible for such Security Breach.   In addition to, and without limiting the foregoing, USBFS promptly cooperate with the Fund or any of its affiliates' regulators at USBFS’s expense (if USBFS is determined to be responsible for such Security Breach) to prevent, investigate, cease or mitigate any Security Breach, including but not limited to investigating, bringing claims or actions and giving information and testimony.  Notwithstanding any other provision in this Agreement, the obligations set forth in this paragraph shall survive termination of this Agreement.

13.	Records

USBFS shall keep records relating to the services to be performed hereunder, in the form and manner, and for such period, as it may deem advisable, as is consistent with industry practice and as is agreeable to the Fund. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Fund and will be promptly surrendered to the Fund or its designee on and in accordance with its request.  USBFS maintains appropriate security measures regarding the treatment of the records and other information (including any personal information) of the Fund and prior, present or potential Shareholders, that are consistent and compliant with all applicable state and federal laws, rules and regulations.

14.	Compliance with Laws

In the performance of its duties hereunder, USBFS undertakes to comply with the laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by USBFS hereunder.  Except as specifically set forth herein, USBFS assumes no responsibility for such compliance by the Fund.

15.	Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years, and hereafter until terminated in accordance with this Section 15.  This Agreement may be terminated by either party upon giving 90 days prior written notice or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 30 calendar days of notice of such breach to the breaching party.  This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Fund, and authorized or approved by the Board of Directors.

16.	Early Termination

In the absence of any material breach of this Agreement, should the Fund elect to terminate this Agreement prior to the end of the initial three year term, the Fund agrees to pay the following fees:

a.	all the monthly fees for the length of the Agreement, including the repayment of any negotiated discounts;
b.	all reasonable fees associated with converting services to successor service provider;
c.	all reasonable fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
d.	all reasonable out-of-pocket costs associated with a.-c. above.

17.	Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of USBFS’ duties or responsibilities hereunder is designated by the Fund by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Fund, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Fund (if such form differs from the form in which USBFS has maintained the same, the Fund shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’ personnel in the establishment of books, records, and other data by such successor.  If no such successor is designated, then such books, records and other data shall be returned to the Fund.

18.	Assignment

This Agreement shall extend to and are binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by either party hereto without the written consent of the other party.

19.	Governing Law

This Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

20.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

21.	Services Not Exclusive

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

22.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

23.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBFS shall be sent to:

U.S. Bancorp Fund Services, LLC
Attention:  Fund Administration s
615 East Michigan Street, 2nd Floor
 Milwaukee, WI  53202

and

Notice to the Fund shall be sent to:

[insert info]
Attn:
Phone:

24.	Multiple Originals

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

U.S. BANCORP FUND SERVICES, LLC

By:

Name:	Michael R. McVoy

Title:	Executive Vice President

RIVERNORTH MARKETPLACE LENDING CORPORATION

By:

Name:

Title:

Exhibit A to the Servicing Agreement - Fund Administration & Fund Accounting Services Fee Schedule at September, 2015

Fund Administration & Fund Accounting Fee Based Upon Average Net Assets Per Fund*
6 basis points on the first $500 million
5 basis points on the next $500 million
4 basis points on the balance above $1 billion
Minimum annual fee:  $112,500 per portfolio, including 1 SPV

NOTE: Conversion, multiple classes, master/feeder and multiple manager funds, and extraordinary services quoted separately.

Services Included in Annual Fee Per Fund
▪	Advisor Information Source – On-line access to portfolio management and compliance information.
Chief Compliance Officer Support Fee (Fund Complex)*
▪	$3,000 per year per service
Pricing Services
▪	$0.08 - Domestic Equities, Options, ADRs, Foreign Equities
▪	$0.50 - Domestic Corporates, Convertibles, Governments, Agencies, Futures, Options on Futures, Forwards, Currency Rates, Mortgage Backed
▪	$0.80 - CMOs, Municipal Bonds, Money Market Instruments, Foreign Corporates, Convertibles, Governments, Agencies, Asset Backed, High Yield
▪	$0.90 - Interest Rate Swaps, Foreign Currency Swaps, Total Return Swaps, Total Return Bullet Swaps
▪	$1.00 - Bank Loans
▪	$1.50 - Swaptions
▪	$3.00 - Credit Default Swaps
▪	$500 per Month Manual Security Pricing (>25 per day)
Fair Value Services (Charged at the Complex Level)
▪	$0.6651 per security on the First 100 Securities
▪	$0.4804 per security on the Balance of Securities

NOTE: Prices above are based on using U.S. Bancorp primary pricing service which may vary by security type and are subject to change.  Use of alternative and/or additional sources may result in additional fees. Pricing vendors may designate certain securities as hard to value or as a non-standard security type, such as CLOs and CDOs, which may result in additional fees. All schedules subject to change depending upon the use of unique security type requiring special pricing or accounting arrangements.

Corporate Action Services
▪	$2.00 per Foreign Equity Security per Month
▪	$1.00 per Domestic Equity Security per Month
Factor Services (security paydown factor data)
▪	$2.00 per CMOs, Asset Backed, Mortgage Backed Security per Month
Third Party Administrative Data Charges (descriptive data for each security)
▪	$1 per security per month for fund administrative data

Prices above are based on using U.S. Bancorp standard data pricing services and are subject to change.

Out-Of-Pocket Expenses
Including but not limited to, SWIFT processing, customized reporting, third-party data provider costs,(including  Bloomberg, S&P, Moody’s, Morningstar, GICS, MSCI, Lipper, etc.), postage, stationery, programming, special reports, proxies, insurance, EDGAR/XBRL filing, tax e-filing, PFIC monitoring, wash sale reporting (Gainskeeper), retention of records, federal and state regulatory filing fees, expenses from Board of directors meetings, third party auditing and legal expenses, and conversion expenses (if necessary).
Additional Services
Available but not included above are the following services -Section 18 compliance testing, Section 15(c) reporting and additional services mutually agreed upon.

*	Subject to annual CPI increase - All Urban Consumers - U.S. City Average.
Fees are calculated pro rata and billed monthly.

Exhibit A (continued) to the Servicing Agreement – Fund Administration and Compliance
Portfolio Services Supplemental Fee Schedule at September, 2015

Section 18 Compliance Testing
▪	$1,500 set up fee per fund complex
▪	$500 per fund per month

Section 15(c) Reporting
▪	$2,000 per fund per report – first class
▪	$600 per additional class report

Equity & Fixed Income Attribution Reporting
▪	Fees are dependent upon portfolio makeup, services required, and benchmark requirements.

Financial Reporting
Annual Financial Statement Preparation (Optional)
▪	$12,000 annually for Master Fund or standalone LP
▪	$6,000 annually for each feeder

▪	Services
−	Preparation of Financial Statement
−	Preparation of Interim Financial Statements
−	Financial Report Distribution

Tax Reporting
State Tax Returns (Optional)
▪	$2,500 per year per state return
▪	Assist in filing State Tax Returns

▪	Services
−	State and Federal Tax Filing Requirements
−	Tax Treatment of Unique Security Types
−	Assist in the Preparation of Tax Returns (1065 U.S. Partnership returns, 1099 miscellaneous filings, K-1 estimates and TDF 90.1 Foreign Account Returns)

Exhibit A (continued) to the Servicing Agreement – Supplemental Services Fee Schedule

Additional Legal Administration Services
▪	Subsequent new fund launch – $15,000 per project
▪	Subsequent new share class launch – $10,000 per project
▪	Multi-managed funds – as negotiated based upon specific requirements
▪	Proxy – as negotiated based upon specific requirements
▪	Annual legal update– $15,000 per project

Daily Compliance Services
▪	Base fee – $20,000 per fund per year
▪	Setup – $2,500 per fund group

Section 18 Compliance Testing
▪	$1,500 set up fee per fund complex
▪	$500 per fund per month

Section 15(c) Reporting
▪	$2,000 per fund per report – first class
▪	$600 per additional class report

Equity & Fixed Income Attribution Reporting
▪	Fees are dependent upon portfolio makeup, services required, and benchmark requirements.

BookMark Electronic Board Book Portal
▪	USBFS will establish a central, secure portal for Board materials using a unique client board URL.
▪	Your Fund Administrator will load/maintain all fund board book data for the main fund board meetings and meetings.
▪	Features password-protected, encrypted servers with automatic failover.
▪	Training and ongoing system support.
▪	Accessible from your smart phone or iPad.
▪	Allows multiple users to access materials concurrently.
▪	Searchable archive.
▪	Ability to make personal comments.

Annual Fee per Fund
▪	0 - 10 users - $4,800
▪	10 - 20 users - $6,000
▪	20 - 30 users - $7,000
▪	30 - 40 users - $8,000

Exhibit B to the

Servicing Agreement

List of Authorized Officers